Exhibit 99.1

18 December 2023

Diversified Energy Company PLC

(“Diversified” or the “Company”)

Diversified Energy Begins Trading on NYSE

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce that trading in its ordinary shares will commence at U.S. market open today on the New York Stock Exchange (NYSE) under the ticker symbol “DEC” as part of the Company’s previously announced US listing process. The Company will retain its premium listing and will continue to trade on the main market of the London Stock Exchange (LSE). Further, it is expected that the Company will also continue to be a constituent of the FTSE 250 index in the UK. No ordinary shares are being offered or sold in connection with the US listing.

The Board believes that the US listing will benefit the Company and its shareholders for multiple reasons, including raising its profile in the US. The Board expects that the US listing will facilitate broadening the Company’s access to high-quality equity investors (including domestic US funds) and will also increase the Company’s ability to attract a broader group of equity research analysts as there is a comparable set of peer companies listed in the US which have a strong US equity investor base and are covered by a broad group of equity research analysts. The Board also expects that the US Listing will enhance the Company’s daily trading liquidity and potentially provide it access to additional financing options, which can be used to continue the Company’s acquisitive strategy.

Rusty Hutson, Jr., CEO of the Company, commented:

“The additional listing on the NYSE is an important milestone and was a high-priority strategic initiative for the year. We expect the NYSE listing will facilitate increased ownership by US domestic funds over time. The executive team plans to undertake additional investor engagement to enhance understanding and awareness of why we believe that as the natural consolidator of existing mature assets under our stewardship-based strategy, we are the RIGHT COMPANY at the RIGHT TIME.”

Additionally, John Tuttle, Vice Chair of the NYSE Group, said:

“We are thrilled to welcome Diversified Energy, a leading US domestic producer of natural gas, to our NYSE community. As the listing venue for many leading energy companies, Diversified Energy will feel right at home at the New York Stock Exchange.”

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	DEC@fticonsulting.com
US & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-looking statements

This announcement includes forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control and all of which are based on management's current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "believe", "expects", "targets", "may", "will", "could", "should", "shall", "risk", "intends", "estimates", "aims", "plans", "predicts", "continues", "assumes", "positioned" or "anticipates" or the negative thereof, other variations thereon or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of management or the Company concerning, among other things, the results of operations, financial condition, prospects, growth, strategies and dividend policy of the Company and the industry in which it operates.